United States securities and exchange commission logo





                             February 14, 2022

       Jennifer L. Provancher
       President and Chief Executive Officer
       TEB Bancorp, Inc.
       2290 North Mayfair Road
       Wauwatosa, WI 53226

                                                        Re: TEB Bancorp, Inc.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2021
                                                            Filed on September
23, 2021
                                                            File No. 000-56049

       Dear Ms. Provancher:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K Filed on September 23, 2021

       ITEM 9A. Controls and Procedures, page 51

   1. Please amend your filing to provide all of the disclosures required by Item 308(a) of
                                                        Regulation S-K
regarding management   s assessment of internal control over financial
                                                        reporting. Please
ensure that you address the following:
                                                            Identify the
framework used by management to evaluate internal control over financial
reporting, whether the criteria set forth by COSO or another framework.
                                                            Refer to Item
308(a)(2).
                                                            Include a
definitive statement as to whether or not your internal control over financial reporting is
effective at the end of your most recent fiscal year. Refer to Item
                                                            308(a)(3).

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jennifer L. Provancher
TEB Bancorp, Inc.
February 14, 2022
Page 2

      You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or
Benjamin
Phippen, Staff Accountant, at (202) 551-3697 with any questions.



FirstName LastNameJennifer L. Provancher               Sincerely,
Comapany NameTEB Bancorp, Inc.
                                                       Division of Corporation
Finance
February 14, 2022 Page 2                               Office of Finance
FirstName LastName